Brandywine Realty Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

(in thousands)

	For the nine months ended September 30,		For the years ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Earnings before fixed charges:
Add:
Income from continuing operations (a)	$(21,225)	$31,111	$39,329	$57,746	$74,457	$45,347	$17,422
Minority interest attributable to continuing operations	(1,827)	1,121	1,277	2,477	9,231	9,264	7,644
Fixed charges - per below	140,807	62,236	86,636	61,894	69,476	76,950	83,627
Less:
Capitalized interest	(7,210)	(6,902)	(9,603)	(3,030)	(1,503)	(2,949)	(5,178)
Preferred Distributions of consolidated subsidiaries	-	-	-	(832)	(7,069)	(7,069)	(7,069)

Earnings before fixed charges	$110,545	$87,566	$117,639	$118,255	$144,592	$121,543	$96,446

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$128,869	$53,366	$74,363	$55,061	$57,835	$63,522	$67,496
Capitalized interest	7,210	6,902	9,603	3,030	1,503	2,949	5,178
Proportionate share of interest for unconsolidated real estate ventures	4,728	1,968	2,670	2,971	3,069	3,410	3,884
Distributions to preferred unitholders in Operating Partnership	-	-	-	832	7,069	7,069	7,069

Total Fixed Charges	140,807	62,236	86,636	61,894	69,476	76,950	83,627
Income allocated to preferred shareholders	5,994	5,994	7,992	9,720	11,906	11,906	11,906

Total Preferred Distributions	5,994	5,994	7,992	9,720	11,906	11,906	11,906

Total combined fixed charges and preferred distributions	$146,801	$68,230	$94,628	$71,614	$81,382	$88,856	$95,533

Ratio of earnings to combined fixed charges and preferred distributions	0.75	1.28	1.24	1.65	1.78	1.37	1.01